

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 17, 2007

By U.S. Mail and facsimile to 202-966-9409

Gerard P. Cuddy
President and Chief Executive Officer
Beneficial Mutual Bancorp, Inc.
510 Walnut Street, 19th Floor
Philadelphia, Pennsylvania 19106

RE: Beneficial Mutual Bancorp, Inc.
　　Form S-1
　　Filed on March 14, 2007
　　File Number 333-141289

Dear Mr. Cuddy:

　　We have conducted a review of the above referenced filing and have the following comments. Where we have indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide the staff with a copy of the financial projections provided to Beneficial as disclosed on page 40.

Prospectus for Beneficial Offering
Cover Page

2. Please disclose the maximum number of shares offered in the acquisition.

3. Here and throughout the prospectus, where you have disclosed the dollar amount FMS shareholders electing to exchange their shares for cash will receive, please also disclose the number of Beneficial shares each shareholder will receive should they choose to exchange their FMS shares for Beneficial shares.

4. Here and on the cover of the FMS Financial cover material, please revise to provide the legend required by Item 501(b)(7) of Regulation S-K.

5. Please ensure that this cover and the cover for the FMS merger prospectus are limited to one page.

6. Please prominently disclose on both cover pages that both the offering and the merger must take place or neither will take place.

Summary, page 1

7. Please revise to state that the Summary highlights the material, not "selected" information from the document.

8. Please disclose the changes in the post-merger officer and director composition of Beneficial. Note that consents will need to be filed for Messrs. Yates and Yates. See Item 438 of Regulation C.

Acquisition of FMS Financial, page 2

9. Please give the asset size of FMS Financial.

How We Determined the Offering Range, page 4

10. We note that you determined the offering range based on your pro forma market value on a fully converted basis; however, we also note the percentage of shares issued to the public varies based on the shares exchanged in the merger. Please clarify in this section how you arrived at the range you have disclosed.

11. Please indicate the extent to which the peer group companies referenced on page 5 are also 1st step companies.

Mutual Holding Data, page 6

12. We note your footnote to the table provided in this section; however, in the staff's experience, most publicly traded mutual holding companies have a similar ownership structure. Please consider removing this footnote or narrowing the Peer Group data to provide more meaningful information to investors.

After-Market Performance of "First-Step"…Offerings, page 7

13. Please include separate average, aggregate appreciation figures in the table on page 7 for OTCBB companies and Nasdaq companies.

Each share of FMS Financial Common Stock will be exchanged for $28.00 cash, stock of Beneficial, or a combination of cash and stock, page 16

14. Please address the stock of Beneficial that will be granted to Messrs. Yates and Yates and whether this stock will count toward the 49% limit on shares to be exchanged for FMS shares in the merger.

15. In the second paragraph of this section, please remind shareholders that an election of cash in lieu of stock may have tax consequences.

Risk Factors, page 18

16. Certain of your risk factors state that no assurance or guarantee can be given of a specific outcome when the real risk is the underlying situation. Please revise to eliminate this and similar language.

17. We note you have included risk factors that relate to your loan portfolios and lending practices; if appropriate, please describe any losses you have experienced recently and whether you believe they indicate any trends. Particularly address any subprime exposure that you believe may pose a risk to investors.

Risks Related to the Merger; page 20

18. Please include a breakdown of the public shares that will be held by persons other than non-affiliated investors. For example, officers and directors have indicated their intention to subscribe for shares, the ESOP intends to purchase shares, the foundation will be granted shares, and in addition to the shares exchanged in the merger, we note

that significant shares will be given to Messrs. Yates and Yates. Please disclose the amount of shares that will be held by affiliated vs. non-affiliated investors in this offering as a percentage of total outstanding public shares (not including the shares held by the MHC).

Summary Selected Pro Forma Condensed Consolidated Financial Data, page 30

19. Please revise the pro forma combined financial condition data and operating data to reconcile to the pro forma combined statements of financial condition and statements of income on page 43 and 49.

20. Please revise to define Note (4) presented with the Capital Ratios.

21. Please revise to include the number of offices, deposit accounts, and loans presented as Other Data.

22. Please also provide the first three columns of the comparative per share information disclosed on page 15 of the additional cover material.

Use of Proceeds, page 32

23. Please indicate what Beneficial Mutual Savings Bank plans to do with the funds it will receive.

Pro Forma Data, page 37

24. We note the pro forma data is presented under the assumption that FMS Financial stockholders exchange 57.5% and 65% of their FMS Financial stock for shares of Beneficial Mutual Bancorp common stock. Please revise the pro forma financial statements to disclose the number of FMS Financial shares issued at outstanding at December 31, 2006 and clarify how you determined the number of pro forma shares outstanding.

25. Please revise the pro forma financial statements to include a footnote identifying expected material non-recurring charges and when they are expected to be incurred. Include in your revisions as appropriate a discussion of costs associated with closing eleven Farmers & Mechanics Bank branches, which is disclosed on page 155.

Unaudited Pro Forma Combined Statements of Financial Condition December 31, 2006, page 39

26. We note the offering adjustments shows the establishment of an ESOP and equity incentive plan that will acquire 3.92% and 1.96%, respectively, of the pro forma shares outstanding. Please revise to disclose the total number pro forma shares outstanding used to determine the amounts associated with these plans.

27. Please revise pro forma adjustment (11) to disclose and discuss the specific nature of the one time expenses to consolidate FMS.

28. Please revise pro forma adjustment (21) to reconcile it to the supporting footnote.

Unaudited Pro Forma Combined Statements of Income For the Year Ended December 31, 2006, page 47

29. Please revise to include pro forma earnings per share in the pro forma statements of income.

30. Please revise to clarify how you calculated the amortization expense of the core deposit intangible in pro forma adjustment (6) based on a life of 9.1 years and an initial value of $33,626 million.

Business of Beneficial Mutual Bancorp, page 58

31. We note that since 2002 both Beneficial and FMS Financial have experienced overall declining return on assets and return on equity. Either in the business section or in the MD&A section of each company, please disclose management's understanding of any overarching reasons for this and what it is doing to correct the situation.

Compensation Discussion and Analysis, page 131

32. We note that the committee looked to an analysis of the compensation paid by peer companies in determining the compensation of the named executive officers. Please revise this section to identify the members of the peer group and identify how the committee used the peer information, including whether the committee sought to meet a certain level of compensation based upon the level paid by members of the peer group. Please refer to Item 402(b)(2)(xiv).

33. Revise this section to include the information required by Item 407(e) of regulation S-K, including identifying the compensation consultant used in 2006.

34. We note that your chief executive officers, Mr. Cuddy and Mr. Nise receive compensation that is markedly greater than those of the other named executive officers. In the last paragraph of Section II(B)(1) of Release 33-8732A, the Commission clarified that you should discuss material differences in the compensation policies between the named executive officers. Please revise your Compensation Discussion and Analysis to address the difference. Please also refer to Item 402(b)(2)(viii).

35. Revise this section to discuss the factors considered by the board in determining the amount of bonus paid to each of the named executive officers in 2006 and to identify why Mr. Keddie did not receive a bonus in 2006. Please refer to Item 402(b)(2)(v and vi).

Pension Benefits, page 137

36. Please revise the table to conform with the table set forth in Item 402(h) of Regulation S-K.

Director Compensation, page 142

37. Please add a column to the table which discloses the earnings for each director associated with the non-vested deferred compensation plan or advise the staff why this is not appropriate.

38. We note that the heading to your table states the "table provides the compensation...[of] non-employee directors of the Company during the 2006 fiscal year" but the first paragraph following this table says that "directors do not receive any fees for their service on the boards of directors of Beneficial Savings Bank MHC or Beneficial Mutual Bancorp." Please reconcile.

39. In accordance with 402(k)(3), please provide a narrative that explains the derivation of the director compensation presented in the table. For example, how much directors are paid for each meeting and other factors that contribute to their compensation. We note you have provided this disclosure for the Bank, but not the Company.

Subscriptions by Executive Officers and Directors, page 145

40. Please quantify this table on an individual and aggregate percentage basis. In addition, please provide this information with respect to Messrs. Yates and Yates, as well.

Treatment of FMS Financial Stock Options, page 157

41. Please clarify that you intend to cancel outstanding options to purchase shares of "FMS Financial" and not "Beneficial Mutual Bancorp."

The Stock Offering; General, page 171

42. We note you state in the first paragraph your intention to issue up to 49.9% of your common stock whereas you have disclosed a different figure throughout the rest of the prospectus. Please reconcile.

Eligible Account Holders, page 173

43. We note there is a 25,000 share maximum limitation of purchases by individuals described on page 177; however, in this section, you say eligible account holders have the right to subscribe for the *greater* of: 25,000 shares or the shares of each of the two following formulas. Please clarify this apparent conflict.

Marketing Arrangements, page 178

44. On page 179, please give the maximum dollar amount that may be received by Sandler O'Neill.

Restrictions on Transfer of Shares..., page 185

45. Please disclose that purchases by officers and directors will be for investment purposes only and not for resale.

Consolidated Financial Statements

Consolidated Financial Statements of FMS Financial Corporation

46. Please amend the FMS Financial Corporation Form 10-K in response to the following comments as applicable.

Consolidated Statements of Changes in Stockholders' Equity, page F-31

47. It appears you have included the transition adjustment required by paragraph 16(a) of SFAS 158 in the determination of comprehensive income. Please revise to clarify how such a presentation complies with paragraph A7 of SFAS 158.

Note 12 – Retirement Plans, page F-48

48. Please revise to include the disclosure requirements of paragraph 7 of SFAS 158.

Additional Cover Material for the FMS Financial merger

Cover Page

49. Please revise to provide the risk factor references in bold face type.

Questions and Answers about the Merger, page 1

50. Please include a section that addresses a shareholder's ability to revoke his proxy up until the time of the meeting.

Summary, page 4

51. Please revise to state that the Summary highlights the material, not "selected" information from the document.

Overview of the Transaction, page 4

52. Please disclose that the 2.8 for 1 exchange ratio is designed to provide $28 dollars worth of stock, based upon the $10 offering price.

53. At the end of the second full paragraph on page 5, please also give the stock and cash figures at the maximum offering level.

We recommend that Stockholders Approve the Merger, page 6

54. Please summarize the pros and cons that management identified in reaching its conclusion.

Certain of FMS Financial's Officers..., page 7

55. Please expand this subsection to summarize the material interests that are different. Include quantification on an aggregate basis for each, and on an individual basis as significant.

The Merger Agreement, page 9

56. This section includes a significant amount of detail that is largely the same as provided in the body of the text. Please summarize this section so that your reader can better focus on the information that is most important. Refer the reader to the body of the text for a complete list of all the items.

Risk Factors; You Will Have Less Influence as a Stockholder of Beneficial..., page 18

57. Please include in this risk factor the fact that the MHC will always own more than 50% of the stock of Beneficial and therefore dictate most decisions.

Summary Compensation Table, page 29

58. You discuss stock option awards on page 27, but do not show any awarded in 2006. Please specifically disclose why this was the case.

Director Compensation, page 31

59. In accordance with Item 402(k)(3), please provide a narrative discussion with regard to the components of directors' compensation.

Background of the Merger, page 34

60. Please revise to disclose the negotiation of the principal terms, including price.

61. On page 35, please disclose why the Board found the proposal of Beneficial Mutual more attractive than the one submitted by the other party.

Recommendation of the FMS Financial Board..., page 37

62. Please disclose whether the Board considered the minority ownership interest and its impact on shareholders following the Beneficial merger.

Opinion of FMS Financial's Financial Advisor, page 38

63. In accordance with Item 1015 of Regulation M-A, please disclose all compensation between Ryan Beck and its affiliates and FMS and its affiliates over the past two years.

Cash or Stock Election, page 48

64. Please include, where appropriate, a comprehensive table showing the amount of cash and stock to be issued at the four principal conversion levels. Also, indicate the percentage of the merger consideration in the form of stock at each level and the percentage of this stock relative to the overall amount outstanding after the merger and offering are completed.

Material Federal Income Tax Consequences of the Merger, page 52

65. Please revise as necessary to reflect the merger tax opinion with respect to all of the material federal tax consequences.

Interest of Certain Persons in the Merger, page 55

66. Please revise this heading to indicate that these are financial interests of officers and directors in the merger.

67. Please specifically disclose any continuing employment of FMS Financial officers and directors with Beneficial. We note the related disclosure bridging pages 56 and 57.

68. Please include a section which discloses the aggregate financial benefit to each officer and director in connection with the proposed merger.

Retention/ Change in Control Bonuses, page 56

69. Please also show the cash amount to be received by each party.

Opinions, Exhibit 5.1, 8.1 and 8.2

70. File your opinions as of "the date hereof" and/or have stated that you are under no obligation to update your opinion. Please either revise this language and issue your opinion as of the date of effectiveness of the registration statement, or represent to the staff your intention of filing your opinion with your acceleration request.

Exhibit 8.1

71. Please revise to indicate that this opinion addresses all of the material federal income tax consequences. Note also for Exhibit 8.2.

Exhibit 8.2

72. Please revise to address all of the material federal income tax consequences.

General Accounting

73. To the extent the effectiveness of the registration statement is delayed, please revise to included updated financial information under Rule 3-12 of Regulation S-X.

74. Please include updated consents from your independent accountants in the pre-effective amendment.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any accounting questions please contact Matthew Komar at 202-551-3781 or Paul Cline, Senior Accountant, at 202-551-3851. If you have any other questions please contact David Lyon at 202-551-3421, or me at 202-551-3464.

Sincerely,



Kathryn McHale
Staff Attorney

cc: Gary R. Bronstein, Esq.
Lori M. Beresford, Esq.
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016